

November 6, 2013

Via E-mail
William T. Nanovsky
Senior Vice President and Chief Financial Officer
Swisher Hygiene, Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, NC 28210

> **Re:** **Swisher Hygiene, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed May 1, 2013**
> **File No. 1-35067**

Dear Mr. Nanovsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 1. Business

Cost Savings and Operational Excellence Initiatives, page 3

1. We note your disclosure that you have implemented certain cost savings initiatives during 2012 that are expected to continue into 2013. Please tell us how you have considered the accounting and disclosure guidance in ASC Topic 420 as it relates to these initiatives. To the extent you have determined that the guidance in ASC Topic 420 is not applicable, please explain to us in detail how you arrived at that conclusion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 29

Comparison of the years ended December 31, 2012 to December 31, 2011, page 29

Revenue, page 29

2.   Please tell us why the line items used to compare revenue types in your analysis differ from the line items presented on your statements of operations.

Cost of Sales, page 29

3.   You disclose elsewhere in your filing that you eliminated approximately $10.0 million in annual costs. However, we note that consolidated cost of sales as a percentage of revenues increased, inclusive and exclusive of acquisitions from 2011 and 2012. Please reconcile the increase in costs of sales as a percentage of sales to your cost savings initiatives, providing to us detail regarding such initiatives implemented and specifically where such savings were realized.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-7

4.   Please tell us how your presentation of aggregating operating, investing, and financial cash flows from discontinued operations into a single line item, as well as presenting cash flows from continuing operations for each category, complies with ASC 230-10-45-28.

Note 2—Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

5.   Please tell us, and disclose in future filings, material deliverables prevalent in your service agreements containing multiple deliverables. In addition, regarding your services, please tell us your basis for determining separate units of accounting, the method used to account for each unit (i.e., vendor-specific objective evidence, third-party evidence, or your best estimate of selling price), and the period over which each unit of accounting is recognized.

Note 4—Acquisitions and Other Dispositions, page F-15

6.   Please tell us how your current disclosure complies with the disclosure requirements of paragraph 2h of ASC Topic 805-10-50 to provide supplemental pro forma financial information for your acquired businesses.

Form 10-Q for interim period ended June 30, 2013

Item 1. Financial Statements, page 1

Condensed Consolidated Statements of Cash Flows, page 3

7.   Please tell us how your use of Net loss from continuing operations in your reconciliation of net cash flow from operating activities complies with the presentation requirements of paragraphs 2 and 28 of ASC Topic 230-10-45. In addition, please tell us how your presentation of a fourth category of cash flows for discontinued operations complies with ASC Topic 230-10-45-10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Robert F. Telewicz Jr.

                                        Robert F. Telewicz, Jr.
                                        Senior Staff Accountant